SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                                             Commission File Number  1-12571

                           NOTIFICATION OF LATE FILING

     (Check One):
     |_| Form 10-K  |_| Form 11-K  |_| Form 20-F  |X| Form 10-Q  |_| Form N-SAR

     For Period Ended: March 31, 1998

     |_| Transition Report on Form 10-K
     |_| Transition Report on Form 20-F
     |_| Transition Report on Form 11-K
     |_| Transition Report on Form 10-Q
     |_| Transition Report on Form N-SAR

     For the Transition Period Ended: ____________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
________________________________________________________________________________
________________________________________________________________________________


                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant  INTELLICELL CORP.
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Former name if applicable

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Address of principal executive office (Street and number)
9314 Eton Avenue
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City, state and zip code  Chatsworth, CA 91311
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                                     PART II
                             RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

|X|   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|   (b) The subject annual report, semi-annual report, transition report on
          Form 10-K, 20-F, 11-K or N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_|   (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
          has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Form 10-Q could not be filed within the prescribed time period due to unforeseen delays arising in its preparation. The Company's financial statements for the quarter ended March 31, 1998 will not be completed in a timely basis by management of the Company due to adjustments which are still in the process of being made. Such adjustments will not be finalized on a timely basis without unreasonable effort or expense.


                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

Ben Neman                                        (818)        709-2300
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(Name)                                           (Area Code) (Telephone Number)


     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                                  |X| Yes |_| No

     (3) Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  |X| Yes |_| No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          Explanation of Significant Change in Results of Operations Per Item 3 of Part IV of Intellicel Corp. Notification of Late Filing on Form 12b-25

          The unaudited net loss for the quarter ended March 31, 1998 is presently reported at $1,108,000 a decline from a net loss of $382,000 after taxes reported for the quarter ended March 31, 1997.

          The decrease in results of operations from the corresponding period for the 1997 fiscal year results from a reduced level of net sales for the current quarter ($9,931,000) as compared to the corresponding quarter in 1997 ($21,782,000), a reduced level of gross profit for the current quarter ($374,000) as compared to the corresponding quarter in 1997 ($1,292,000) and an increased level of selling, general and administrative expenses for the current quarter ($1,410,000) as compared to the corresponding quarter in 1997 ($967,000).



                                Intellicell Corp.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  May 15, 1998                    By   /s/ Ben Neman
      ------------                         -------------
                                      Name:  Ben Neman
                                      Title: CEO, President and Chairman

          Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
     Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)